

October 15, 2014

Via E-mail
Ajay Tandon
Chief Executive Officer
Readaboo, Inc.
845 Third Avenue, 6th floor
New York, NY 10022

>   **Re: Readaboo, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed September 30, 2014**
>   **File No. 333-195709**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

1. We note that when you updated your financial statements to provide interim financial statements for the fiscal quarter ended June 30, 2014, you eliminated your Consolidated Statements of Operations and Cash Flows for the audited period from September 11, 2013 (inception) through March 31, 2014. Please revise to include an audited Consolidated Statements of Operations and Cash Flows for the period from September 11, 2013 (inception) to March 31, 2014, in addition to the interim periods currently provided. Please refer to Rule 8-02 of Regulation S-X.

2. We note that your financial statements as of and for the period ended June 30, 2014 are not covered by an auditor's report. Accordingly, please revise to label the columns presented in your Consolidated Statements of Operations and Cash Flows for the period from September 11, 2013 (inception) through June 30, 2014 as unaudited. Please also label the balances as of June 30, 2014 presented in your Consolidated Statements of Changes in Stockholders' Equity as unaudited.

3. Please revise your financial statements to ensure that you provide all of the notes to your audited financial statements as of March 31, 2014 and for the period from September 11, 2013 (inception) through March 31, 2014. The notes relating to the unaudited interim period as of and for the fiscal quarter ended June 30, 2014 should continue to be provided and should be clearly labeled as unaudited.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

4. We note your disclosure in the last paragraph on page 21 that at June 30, 2014 you had working capital of $6,943. However, it appears that you had a working capital deficit of $6,943 at June 30, 2014. Please revise or explain to us why you believe no revision is necessary.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director